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  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eagle Rock Energy Partners, L.P.
(Name of Issuer)

Common Stock of Limited Partner Interests
(Title of Class of Securities)

26985R 10 4
(CUSIP Number)

July 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26985R104	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinsky I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,051,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,051,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26985R104	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,041,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,041,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (California), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,043,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,043,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (Texas), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 966,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 966,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,051,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,051,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. (a)    Name of Issuer

Eagle Rock Energy Partners, L.P. (“Eagle Rock”)

Item 1. (b)    Address of Issuer’s Principal Executive Offices

16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060

Item 2. (a)    Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Steven B. Klinsky
(ii)	New Mountain Vantage, L.P.;
(iii)	New Mountain Vantage (California), L.P.;
(iv)	New Mountain Vantage (Texas), L.P.; and
(v)	New Mountain Vantage GP, L.L.C.

Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

*           Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2. (b)    Address of Principal Business Office or, if None, Residence

Steven B. Klinsky
787 Seventh Avenue, 49th Floor
New York, NY 10019

New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019

New Mountain Vantage (California), L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019

New Mountain Vantage (Texas), L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019

New Mountain Vantage GP, L.L.C.
787 Seventh Avenue, 49th Floor
New York, NY 10019

Item 2. (c)    Citizenship

Steven B. Klinsky is a citizen of the United States.

Each of New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P. is a Delaware limited partnership.

New Mountain Vantage GP, L.L.C. is a Delaware limited liability company.

Item 2. (d)    Title of Class of Securities

Common Units of Limited Partner Interests (the “Common Units”)

Item 2. (e)    CUSIP Number

26985R 10 4

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

The percent of class provided for each reporting person below is based on 45,972,650 Common Units, as represented by the Issuer in a Common Unit Purchase Agreement with the Reporting Persons and other purchasers dated July 11, 2007 (the “Common Unit Purchase Agreement”), after giving effect to the issuance of the Common Units as contemplated by that Common Unit Purchase Agreement and certain acquisitions referred to in the Common Unit Purchase Agreement that were consummated at the time these Common Units were issued.

1.  Steven B. Klinsky
a.  Amount beneficially owned: 3,051,7001
b.  Percent of class: 6.6%
c.  Number of units as to which the person has:
i.     sole power to vote or to direct the vote: 0
ii.    shared power to vote or to direct the vote: 3,051,700
iii.   sole power to dispose or to direct the disposition of: 0
iv.   shared power to dispose or to direct the disposition of: 3,051,700

2.  New Mountain Vantage, L.P.
a.  Amount beneficially owned: 1,041,600
b.  Percent of class: 2.3%
c.  Number of units as to which the person has:
i.     sole power to vote or to direct the vote: 0
ii.    shared power to vote or to direct the vote: 1,041,600
iii.   sole power to dispose or to direct the disposition of: 0
iv.   shared power to dispose or to direct the disposition of: 1,041,600

3.  New Mountain Vantage (California), L.P.
a.  Amount beneficially owned: 1,043,200
b.  Percent of class: 2.3%
c.  Number of units as to which the person has:
i.     sole power to vote or to direct the vote: 0
ii.    shared power to vote or to direct the vote: 1,043,200
iii.   sole power to dispose or to direct the disposition of: 0
iv.   shared power to dispose or to direct the disposition of: 1,043,200

4.  New Mountain Vantage (Texas), L.P.
a.  Amount beneficially owned: 966,900
b.  Percent of class: 2.1%
c.  Number of units as to which the person has:
i.     sole power to vote or to direct the vote: 0
ii.    shared power to vote or to direct the vote: 966,900
iii.   sole power to dispose or to direct the disposition of: 0
iv.   shared power to dispose or to direct the disposition of: 966,900

5.  New Mountain Vantage GP, L.L.C.
a.  Amount beneficially owned: 3,051,7002
b.  Percent of class: 6.6%
c.  Number of units as to which the person has:
i.     sole power to vote or to direct the vote: 0
ii.    shared power to vote or to direct the vote: 3,051,700
iii.   sole power to dispose or to direct the disposition of: 0
iv.   shared power to dispose or to direct the disposition of: 3,051,700

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                        Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.    Certification

By signing below the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Eagle Rock and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 Mr. Klinsky may be deemed to beneficially own an aggregate of 3,051,700 shares of Common Stock that are owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P., representing, in the aggregate, approximately 6.6% of the issued and outstanding shares of Common Stock. Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P, to the extent that partnership interests or limited liability company interests in New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P are held by persons other than Mr. Klinsky.

2 New Mountain Vantage GP, L.L.C. may be deemed to beneficially own an aggregate of 3,051,700 shares of Common Stock that are owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P. representing, in the aggregate, approximately 6.6% of the issued and outstanding shares of Common Stock. New Mountain Vantage GP, L.L.C. disclaims beneficial ownership of the shares of Common Stock beneficially owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P. to the extent that partnership interests or limited liability company interests in New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (Texas), L.P. are held by persons other than New Mountain Vantage GP, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2007

By: /s/ STEVEN B. KLINSKY Name: Steven B. Klinsky
NEW MOUNTAIN VANTAGE, L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE (TEXAS), L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member

EXHIBIT A

The undersigned, Steven B. Klinsky, New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (Texas), L.P. and New Mountain Vantage GP, L.L.C., hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 10, 2007

By: /s/ STEVEN B. KLINSKY Name: Steven B. Klinsky
NEW MOUNTAIN VANTAGE, L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE (TEXAS), L.P.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member of the GP
NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ STEVEN B. KLINSKY
Name: Steven B. Klinsky
Title: Managing Member